Global Uranium and Enrichment Limited's Scheme Booklet

Registered with the Australian Securities and Investments Commission

Winnipeg, Manitoba, December 22, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Global Uranium and Enrichment Limited's ("GUE") Scheme Booklet has today been registered by the Australian Securities and Investments Commission ("ASIC").

As previously announced by Snow Lake:

  On October 26, 2025 in relation to the proposed acquisition by Snow Lake of all of the fully paid ordinary shares in GUE that Snow Lake does not already own, and the cancellation of all the unlisted GUE options in consideration for Snow Lake issuing new warrants by way of a share scheme of arrangement (the "Share Scheme") and option scheme of arrangement (the "Option Scheme"), respectively, under Part 5.1 of the Corporations Act 2001 (Cth) (the "Corporations Act") (together, the "Schemes"); and

  On December 19, 2025 in relation to the orders of the Federal Court of Australia (the "Court"):

    directing GUE to convene and hold a meeting of GUE Scheme Shareholders to consider and vote on the Share Scheme (the "Share Scheme Meeting"); and

    directing GUE to convene and hold a meeting of GUE Scheme Optionholders to consider and vote on the Option Scheme (the "Option Scheme Meeting"),

    (together, the "Scheme Meetings"); and

    approving the dispatch to GUE Securityholders of an explanatory statement containing information about the Schemes, together with the Notice of Share Scheme Meeting and Notice of Option Scheme Meeting (the "Scheme Booklet").

Capitalized terms used in this announcement have the meaning given to them in the Scheme Booklet, unless otherwise specified.

GUE Scheme Booklet

The Scheme Booklet has today been registered by ASIC.  A copy of the Scheme Booklet is available for viewing and downloading on GUE's website1 at and on GUE's ASX market announcements platform2.

1 https://globaluranium.com.au/

2 https://www.asx.com.au/

The Scheme Booklet will be dispatched to GUE Securityholders on or around Tuesday, December 23, 2025.  GUE Securityholders who have previously elected to receive communications electronically from GUE will receive an email which contains instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies and associated forms for the Scheme Meetings online.

GUE Securityholders who have elected to receive communications in full via post will receive a printed copy of the Scheme Booklet together with a personalised Proxy Form.

GUE Securityholders who have not made an election on how to receive communications will receive a letter (sent by post to their registered address) containing instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meeting relevant to them.

An Opt-in Notice will also be made available to each Selling Scheme Shareholder, either physically or by email.  Selling Scheme Shareholders who do not wish to receive New Snow Lake Shares may elect to participate in the Sale Facility by completing and returning the Opt-in Notice.

GUE Securityholders should read the Scheme Booklet carefully and in its entirety, including the materials accompanying it, before deciding how to vote at the relevant Scheme Meeting.  The Scheme Booklet includes important information relating to your vote, including the reasons why you may wish to vote in favour of or against the Scheme Resolutions, and details regarding Snow Lake's intentions in respect of the Enlarged Group from implementation of the Schemes (including key risks).

Independent Expert's Report and GUE Independent Director's Recommendation

The Scheme Booklet includes (as Annexure A to the Scheme Booklet) a copy of the Independent Expert's Report prepared by BDO Corporate Finance Australia Pty Ltd (Independent Expert).  The Independent Expert has concluded that the:

  Share Scheme is fair and reasonable and in the best interests of GUE Scheme Shareholders in the absence of a Superior Proposal; and

  Option Scheme is fair and reasonable and in the best interests of GUE Scheme Optionholders in the absence of a Superior Proposal.

The Independent Expert's conclusion should be read in context with the full Independent Expert's Report and the Scheme Booklet, which, in addition to other information, detail the reasons why the Independent Expert reached this conclusion.

The GUE Independent Directors unanimously recommend that GUE Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant GUE Securityholder.3  Subject to those same qualifications, each of the GUE Independent Directors intends to vote, or cause to be voted, any GUE Shares and Scheme Options (as applicable) which they hold or Control at the time of the Scheme Meetings, in favour of the Share Scheme or Option Scheme (as applicable).

3 In relation to the unanimous recommendation of the GUE Independent Directors, GUE Securityholders should have regard to the Directors' interests in the outcome of the Schemes, as detailed in the Scheme Booklet in Sections 3.10 and 12.3 and in the letter from the Non-Executive Chairman of GUE.

Second Court Hearing

If the Requisite Majorities of GUE Securityholders vote in favour of the Schemes at the Scheme Meetings, and all relevant conditions of the Schemes are satisfied or waived (as applicable), GUE will apply to the Court for orders approving the Schemes.

Indicative Timetable

The key dates and times for the Schemes are as follows:

Event	Date[1]
Date of the Scheme Booklet	Monday, 22 December 2025
Date for determination of Share Scheme Consideration and Option Scheme Consideration	Thursday, 22 January 2026
Last date for lodgement of Proxy Forms Last time and date for Proxy Forms or powers of attorney to be received by the Share Registry for the Scheme Meetings.	In respect of the Share Scheme Meeting, 10:00am (AEDT) on Sunday, 25 January 2026 In respect of the Option Scheme Meeting, 11:00am (AEDT) on Sunday, 25 January 2026
Eligibility to vote at the Share Scheme Meeting Time and date for determining eligibility of GUE Scheme Shareholders to vote at the Share Scheme Meeting.	7:00pm (AEDT) on Sunday, 25 January 2026
Eligibility to vote at the Option Scheme Meeting Time and date for determining eligibility of GUE Scheme Optionholders to vote at the Option Scheme Meeting.	7:00pm (AEDT) on Sunday, 25 January 2026

Event	Date[1]
Share Scheme Meeting	10:00am (AEDT) on Tuesday, 27 January 2026
Option Scheme Meeting	Later of 11:00am (AEDT) on Tuesday, 27 January 2026 and the conclusion of the Share Scheme Meeting
If the Scheme Resolutions are approved by the Requisite Majorities of GUE Securityholders at the Scheme Meetings[2]
Second Court Date GUE to apply for Court orders approving the Schemes.	10:15am (AWST) on Tuesday, 3 February 2026
Effective Date	Wednesday, 4 February 2026
Last date of trading of GUE Shares on ASX	Wednesday, 4 February 2026
Record Date Record Date to determine entitlement to receive the Share Scheme Consideration and Option Scheme Consideration.	4:00pm (AWST) on Friday, 6 February 2026
Last time and date to receive Opt-in Notices

Selling Scheme Shareholders who do not wish to receive New Snow Lake Shares may elect to participate in the Sale Facility by completing and returning an Opt-in Notice.	5:00pm (AWST) on Friday, 6 February 2026
Implementation Date Issue of Share Scheme Consideration and Option Scheme Consideration. Dispatch of statements confirming the issue of New Snow Lake Shares and Snow Lake Scheme Warrants.	Friday, 13 February 2026

Event	Date[1]
New Snow Lake Shares to commence trading on Nasdaq	Monday, 16 February 2026
Delisting of GUE from ASX Termination of official quotation of GUE Shares on ASX and GUE to be removed from the official list of ASX.	Monday, 16 February 2026

Notes:

  All stated dates and times are indicative only. The actual timetable will depend on many factors outside the control of GUE and Snow Lake, including the Court approval process and the satisfaction or waiver (where applicable) of the conditions precedent to the completion of the Schemes by each of GUE and Snow Lake. Any changes to the above timetable will be announced to ASX and will be available under GUE's profile on ASX at https://www.asx.com.au/. Except where indicated, all references to time in the Scheme Booklet are references to AWST.
  The remainder of this timetable assumes that the Option Scheme is also approved by GUE Scheme Optionholders. If the Share Scheme is approved but the Option Scheme is not, the Share Scheme may still be implemented (subject to the satisfaction or waiver of the remaining conditions precedent to implementation of the Share Scheme).

Further Information

GUE Securityholders should carefully read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the relevant Scheme.

If after reading the Scheme Booklet you have any questions about the Schemes, please contact the GUE Information Line on 1300 630 625 (from within Australia) or +61 2 9000 7016 (from outside Australia), Monday to Friday (excluding Australian public holidays) between 5:00am and 2:00pm (AWST).  Alternatively, if you want to contact the Share Registry, Automic Pty Ltd, please call 1300 288 664 (from within Australia) or +61 2 9698 5414 (from outside Australia), Monday to Friday (excluding Australian public holidays) between 5:30am and 5:00pm (AWST).

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	info@snowlakelithium.com
fw@snowlakelithium.com